

August 27, 2015

Mail Stop 3720

Gregory Dangler
President, Chief Financial Officer and Secretary
RMR Industrials, Inc.
9595 Wilshire Boulevard, Suite 310
Beverly Hills, California 90212

> **Re:** **RMR Industrials, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2015**
> **File No. 333-205416**

Dear Mr. Dangler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1. However, it appears to us that the company has no business at present and that it will assume the business of whatever company or companies it first acquires. For example, if you were to consummate the acquisitions with the magnesium silicate producer and the chemicals supplier you mention in your response, your business would in effect consist of those two companies. We therefore continue to believe that this offering is a blank check and is subject to Rule 419 of Regulation C. Please revise accordingly.

2. Please revise to fill in throughout the prospectus all the pricing-related information that is not permitted to be omitted under Rule 430A. This includes the number of units being offered, number of shares of Class B Common Stock and a bona fide estimate of the

offering price. We refer you to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

3. We note your disclosure that you intend to affect a 1 for 20 reverse stock split prior to the closing of the offering. Please include a note indicating whether all information has been presented on a post-reverse-split basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Mark Lee, Esq.
Greenberg Traurig